Exhibit 99(ii)

        Subsidiary Tracking Stock Sony Communication Network Corporation Consolidated Financial Results for the First Quarter of Fiscal 2004

    TOKYO, July 28 /PRNewswire/ -- Sony Communication Network Corporation (hereinafter "SCN"), a subsidiary whose performance is linked to a trading stock issued by Sony Corporation, today announced its consolidated financial results for the first quarter of fiscal 2004 (April 1 -
- June 30, 2004). These
consolidated financial results are based on generally accepted accounting standards in Japan.

     * FY2004 1Q sales and income increase year-to-year
       Sales for the first quarter increased by 3.3% year-on-year to 9,630 million yen, leading to operating income of 721 million yen
        (compared to loss of 276 million yen in the first quarter of fiscal
       2003), ordinary income of 771 million yen (loss of 302 million yen), and net income of 393 million yen (loss of 229 million yen). Despite generating losses in the same quarter last fiscal year, SCN turned a profit in the quarter under review thanks to dramatic growth in sales from internet-related services and cost reductions achieved through measures such as integration of access points.

     * So-net subscribers total 2.3 million
       At the end of the first quarter of fiscal 2004, the number of So-net subscribers was 2.3 million, up 10,000 compared to the end of the first quarter of the year before. The number of broadband subscribers was 570,000, up 24% year-on-year.

     * FY2004 forecast (revised)
       The full fiscal year forecast for 2004 announced on April 26 has been revised. Under the revised forecast, SCN expects sales of 40,000 million yen, operating income of 1,500 million yen, ordinary income of 1,500 million yen and net income of 700 million yen.

    First Quarter Results (for the three months ended June 30, 2004)

                                       FY2003 1Q        FY2004 1Q         y-y
                                                                       change
                                    Millions of       Millions of           %
                                            Yen               Yen
    Sales                                 9,323             9,630       +3.3
    Operating income (loss)                (276)              721          -
    Ordinary income (loss)                 (302)              771          -
    Net income (loss)                      (229)              393          -

    Summary of Consolidated Operations
    In the first quarter of fiscal 2004, the market for the internet-sector in Japan witnessed an increase of broadband (ADSL, FTTH, CATV) subscribers of approximately 4.9 million people year-on-year, reaching a total of more than
15.8 million broadband subscribers in June 2004 and closing the gap with the existing number of dial-up connection subscribers. (Data according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications)
    Under these circumstances, SCN concentrated on capturing FTTH and ADSL subscribers, and successfully raised its total number of broadband subscribers to 570,000, while narrowband subscribers declined. As a result, at the end of the first quarter So-net subscribers totaled 2.3 million, and the proportion of ISP services to total sales fell below 80%. On the other hand, the category of internet-related services benefited from remarkable growth by subsidiaries Skygate Co., Ltd. and So-net M3 Inc., expanding to account for more than 20% of total sales and contribute to total consolidated sales growth.
    The net effect of these factors was that sales for the first quarter grew 3.3% year-on-year to reach 9,630 million yen.
    On the income side, the increase in broadband subscribers and a reduction in cost for telecommunications lines, achieved through integration of access points, paid off in terms of increased income. Measures to improve business efficiency and make promotions to obtain subscribers more efficient also contributed to operating income of 721 million yen (compared to a 276 million yen loss in the first quarter of fiscal 2003) and ordinary income of 771 million yen (302 million yen loss). Due to a rise in corresponding current and deferred income taxes, net income was 393 million yen (229 million yen loss).

    Sales by Category
    First Quarter (three months ended June 30, 2004)

                                                             (millions of yen)
                             FY2003 Percentage FY2004  Percentage Year-on-year
                               1Q    of total   1Q     of total   change(%)
                                        (%)              (%)
    Operating revenue
     ISP services             7,814    83.8    7,318     76.0         (6.3)
     Internet-related
      services                1,308    14.0    2,115     22.0         61.7
    Merchandise sales           201     2.2      197      2.0         (1.9)
    Total                     9,323   100.0    9,630    100.0          3.3

    (Operating Revenue)

    ISP services
    In this category, the market primarily for dedicated-line broadband services continued to expand, fast becoming the standard for internet connections. Among the various broadband courses it offers, SCN enhanced services primarily for optic fiber connections, and added multiple line-up in B Flets, So-net Optic (TEPCO/UCOM) and "Access Commufa" courses. Furthermore, SCN began offering So-net phone (IP phone) as a set with every broadband connection course. Thanks to these measures to increase the convenience of its broadband connection services, SCN's number of broadband subscribers rose to 570,000, accounting for about 25% of total So-net subscribers. However, this was offset by a decline in narrowband subscribers, and total revenue from ISP services for the quarter decreased by 6.3% year-on-year to 7,318 million yen, or 76.0% of total revenue.

    Internet-related services
    In this category, web contents such as "Livly Island" and "Harbot" performed well, as did Korean soaps on So-net channel 749 of CS broadcast television. Fees from application provider services related to end user charges and authentication processing of online games also contributed to revenue.
    As far as revenue from subsidiaries was concerned, SCN saw sound growth on the back of expanded business from So-net M3 Inc.'s site for medical professionals and improved convenience when making reservations for airline tickets and hotels through Skygate Co., Ltd. As a result, revenue from internet-related services increased by 61.7% year-on-year to 2,115 million yen, accounting for 22.0% of total revenue.

    (Merchandise Sales)

    In this category, sales of merchandise linked to professional baseball, J-League and other sports contents contributed to revenue, but were offset by a decline in sales of products such as AV routers. As a result, merchandise revenue for the first quarter decreased by 1.9% year-on-year to 197 million yen, accounting for 2.0% of total revenue.

    Results of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method
    SCN has the following four consolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., So-net M3 USA Corporation and Skygate Co., Ltd. It also has two affiliated companies accounted for by the equity method: Label Gate Co., Ltd. and DeNA Co., Ltd.
    So-net M3 Inc. continued to perform well in the first quarter by acquiring new customers for its "MR-kun" service. Furthermore, Skygate Co., Ltd. witnessed a dramatic increase in the value of transactions it handled due to commencement of domestic package travel sales and immediate web reservations for airline tickets and hotel accommodation.
    In the quarter under review, SCN also accounted 5 million yen of equity income of affiliated companies (compared to 20 million yen equity loss in the same quarter of last fiscal year) according to the equity method. Factors contributing to this included large growth in the number of paid downloads recorded by Label Gate Co., Ltd. and increased subscribers to the "Mobile Auction" service offered by DeNA Co., Ltd., which enables users to participate in auctions from their mobile phone.

    Cash Flow
    Cash and cash equivalents in the quarter under review increased by 245 million yen from the end of fiscal 2003 to 2,427 million yen at the end of the quarter ended June 30, 2004. During this three-month period, cash from operating activities increased by 326 million yen, cash from investing activities decreased by 81 million yen and cash from financing activities was flat.

    (Cash flows from operating activities)
    While SCN recorded a 403 million yen decline in cash flows from operating activities in the first quarter of fiscal 2003, it generated a 326 million yen increase in the quarter under review. This was mainly due to a 771 million yen net income before income taxes in the quarter under review, versus a 303 million yen net loss before income taxes in the same quarter of fiscal 2003. The net income before income taxes recorded in the quarter under review included 183 million yen in depreciation as a non-cash charge, and 71 million yen in amortization for goodwill.

    (Cash flows from investing activities)
    Cash flows from investing activities marked a drop of 81 million yen in the quarter under review, versus a 553 million yen drop in the same quarter of fiscal 2003. The main factors influencing cash flows from investing activities were decreased expenditures for acquisition of intangible assets such as connection services and e-commerce related systems as well as homepage development, decreased payments of long-term prepaid expenses and decreased loan payments to affiliated companies.

    (Cash flows from financing activities)
    Cash flows from financing activities were flat because SCN conducted no financing or repayment activities in the quarter under review (compared to a 300 million yen decrease in the first quarter of fiscal 2003).

    Condensed Consolidated Statements of Income (Unaudited)

    First Quarter                                            (Millions of Yen)
                                      FY2003           FY2004
                                    (April 1~        (April 1~        Change
                                    June 30, 2003)   June 30, 2004)
    Sales                                  9,323             9,630      3.3 %
    Cost of sales                          5,772             5,418
    Gross profit                           3,551             4,212
    Selling, general and
     administrative
    expenses                               3,827             3,491
    Operating income (loss)                 (276)              721        - %
    Non-operating income
      Equity in net income of
       affiliated companies            -                5
      Other                           36      36       55       60
    Non-operating expenses
      Equity in net loss of
       affiliated companies           20                -
      Other                           42      62       10       10
    Ordinary income (loss)                  (302)              771        - %
    Extraordinary loss
      Loss on issuance of stock
       by equity investee                      1                          -
    Net income (loss) before
     income taxes                           (303)              771        - %
    Income tax current               (18)             199
    Income tax deferred              (63)    (81)     168      367
    Minority interest income                   6                10
    Net income (loss)                       (229)              393        - %

    Condensed Consolidated Balance Sheets (Unaudited)
                                                          (Millions of Yen)
                                           June 30,    March 31,     June 30,
                                              2003         2004         2004
    Assets
       Current assets                        7,343        7,363        7,627
          Cash and bank deposits               509          840        1,060
          Notes and accounts
           receivable, trade                 3,671        3,891        3,895
          Inventories                          206          130          124
          Deposits in Sony group
           companies                         1,619        1,342        1,366
          Other                              1,374        1,183        1,203
          Allowance for bad debt               (36)         (23)         (23)
       Non-current assets                    5,628        5,637        5,450
          Property, plant and
           equipment                           332          256          241
          Intangible assets                  2,454        2,263        2,134
            Software                         1,202        1,286        1,215
            Goodwill                         1,026          708          638
            Other                              225          269          281
          Investment and other assets        2,843        3,118        3,075
            Investment in securities         1,637        1,495        1,523
            Other                            1,205        1,623        1,552
       Total                                12,972       13,001       13,077

    Liabilities and Stockholders' Equity
       Current liabilities                   5,012        5,167        4,828
          Accounts payable, trade            2,287        2,463        2,331
          Current portion of long-term
           borrowing from parent companies     500           -            -

          Accrued expenses                   1,772        1,711        1,410
          Other                                453          993        1,087
       Long-term liabilities                   103          140          150
       Total liabilities                     5,116        5,306        4,978
       Minority interest                        40           58           69
          Common stock                       5,246        5,246        5,246
          Additional paid-in capital         4,765        4,765        4,765
          Retained earnings
           (accumulated losses)             (2,190)      (2,373)      (1,980)
          Unrealized exchange gains
           (losses) of investment securities    (5)           -           (1)
          Foreign currency translation
           adjustment                            -           (1)           1
       Total stockholders' equity            7,816        7,636        8,030
       Total                                12,972       13,001       13,077

    Consolidated Cash Flow Statements (Unaudited)

                                                             (Millions of Yen)
                                                   FY2003 1Q       FY2004 1Q
                                                   (April 1~       (April 1~
                                                June 30, 2003)  June 30, 2004)
    I  Cash flows from operating
        activities
         Net income (loss) before income taxes           (303)           771
         Depreciation and amortization                    191            183
         Amortization for goodwill                         78             71
         Equity in net income (loss) of
          affiliated companies                             20             (5)
         Loss on issuance of stock by
          equity investee                                   1              -
         Decrease in accrued bonuses                     (165)          (182)
         Increase in accrued severance
          costs for employees                               5              6
         Increase in accrued severance
          indemnities for directors                         4              4
         Increase (decrease) in allowance
          for bad debt                                    (11)             0
         Increase in accrued customer
          incentive program                                 -             31
         Interest income                                   (1)            (1)
         Interest expenses                                  1              1
         Loss on disposal of tangible fixed
          assets                                            8              1
         Loss on sales of tangible fixed
          assets                                            -              0
         (Increase) decrease in accounts
          receivable, trade                               131             (4)
         Decrease in inventories                           72              5
         Increase in other current assets                 (25)          (119)
         Decrease in accounts payable, trade             (140)          (132)
         Decrease in accrued expenses                    (117)          (300)
         Increase (decrease) in other
         current liabilities                              (23)           194
             Sub Total                                   (276)           523
         Receipt of interest                                1              1
         Payment of interest                               (1)            (1)
         Payment of income tax                           (127)          (197)
      Net cash provided by operating activities          (403)           326
    II  Cash flows from investing activities
         Payment for securities investments                 -            (10)
         Payment for acquisition of fixed
          assets                                          (14)            (2)
         Proceeds from sales of fixed
          assets                                            -              0
         Payment for acquisition of
          intangible assets                               (204)          (70)
         Payment for deposits                               -             (2)
         Proceeds from deposits                             1              -
         Payment for long-term prepaid
          expenses                                       (193)           (15)
         Payment of loan                                 (144)             -
         Repayment of loan                                  -             18
      Net cash used in investing activities              (553)           (81)

                                                             (Millions of Yen)
                                                   FY2003 1Q      FY2004 1Q
                                                    (April 1~      (April 1~
                                                June 30, 2003) June 30, 2004)
    III  Cash flows from financing activities
           Payment of long-term debt                     (300)             -
      Net cash used in financing activities              (300)             -
    IV   Effect of exchange rate difference
          on cash and cash equivalents                      -             (1)

    V    Increase (decrease) in cash and
          cash equivalents                             (1,256)           245
    VI   Cash and cash equivalents at
          beginning of year                             3,384          2,182
    VII  Cash and cash equivalents at end of
          the period                                    2,128          2,427

    (Notes)
    1. As of June 30, 2004 SCN has four consolidated companies and two affiliated companies accounted for by the equity method.
    2. Consolidated financial statements of the SCN Group are based on standards conforming to generally accepted accounting principles in Japan.
    3. SCN and some consolidated subsidiaries of SCN are applicable for consolidated tax return system of Sony Corporation.

    (Reference)

                                  [FY2003 1Q]      [FY2004 1Q]    [Change %]
                                 Millions of yen  Millions of yen
    Increase in tangible fixed
     assets                             11               3          (74.0)
    Increase in intagible fixed
     assets                            214              83          (61.1)
    Depreciation of tangible
     fixed assets                       25              17          (31.5)
    Amortization of intangible
     fixed assets                      142             141           (0.5)

    Forecast of Consolidated Results
    Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2005, has been revised as follows.
    There is no change in forecast sales. However, due to an increase in the profitability of ISP services arising from reduced network costs, growth in revenues from contents and subsidiaries and improved operating efficiency, profits are currently performing better than expected and are forecast to surpass the last figures announced.

    (Forecast as of July 28, 2004)
                            (Millions of yen)  (Change from previous forecast)

    Sales                              40,000                   +/- 0.0 %
    Operating income                    1,500          +1,400 million yen
    Ordinary income                     1,500          +1,400 million yen
    Net income                            700            +650 million yen

    (Forecast as of April 26, 2004)
                            (Millions of yen)  (Change from previous forecast)

    Sales                              40,000                      +4.8 %
    Operating income                      100                         - %
    Ordinary income                       100                         - %
    Net income                             50                         - %

    (Reference)
    Fiscal 2003 Consolidated Financial Results
                             (Millions of yen) (Change from previous forecast)

    Sales                              38,166                      (1.6%)
    Operating income(loss)               (870)                        - %
    Ordinary income(loss)                (911)                        - %
    Net income(loss)                     (412)                        - %

    Cautionary Statement
    Statements made in this release with respect to Sony Corporation and Sony Communication Network's ("SCN") current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management's assumption and beliefs in light of the information currently available to it. SCN hereby cautions you that a number of serious risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and advises you not to place undue reliance upon them.

SOURCE  Sony Corporation
    -0-                             07/28/2004
    /CONTACT: Sony Corp., IR Office +03-5448-2180; or Sony Communication Network Corporation, IR Section +03-3446-7210/
    /Web site:  http://www.sony.com
                http://www.sony.co.jp/ir
                http://www.so-net.ne.jp/corporation/IR /

CO:  Sony Communication Network Corporation; Sony Corporation
ST:  Japan
IN:  CPR CSE
SU:  ERN